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                                                <B>UNITED STATES<b>
                           <B>SECURITIES AND EXCHANGE COMMISSION<b>
                                           <B>Washington, D.C. 20549<b>


                                                      <B>SCHEDULE 13D<b>

                                     Under the Securities Exchange Act of 1934
                                                       (Amendment No. ____)*


                                                 Telscape International, Inc.
                                               --------------------------------
                                                         (Name of Issuer)


                                             Common Stock, $.001 par value
                                        --------------------------------------
                                                 (Title of Class of Securities)


                                                                  87969E 10 5
                                                               ---------------
                                                              CUSIP Number


                                                                    Todd Binet
                                                 Telscape International, Inc.
                                             4635 Southwest Freeway, Suite 800
                                                     Houston, Texas  77027
                  (Name, Address and Telephone Number of Person Authorized to
                                   Receive Notices and Communications)


                                                            January 27, 1997
                                                            --------------------
                       (Date of Event which Requires Filling of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
                               check the following box: [  ]


       Check the following box if a fee is being paid with this statement: [X ]


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                                                      <B>SCHEDULE 13D<b>

CUSIP NO. 87969E 10 5

1.         Name of Reporting Person                          Eugene Scott Crist
            S. S. or I.R.S. Identification No. of Above Person      ###-##-####

2.         Check the appropriate box if a member of a group            (a) [  ]
                                                                        (b) [x]
3.        SEC Use only

4.       Source of Funds
           PF

5.        Check Box if disclosure of legal proceedings is required pursuant to
           items 2(d) or (e)          [  ]
           Not Applicable

6.        Citizenship of place of organization
           U.S. Citizen

Number of     7.       Sole Voting Power
Shares                          556,000 shares of Common Stock, $.001 par value
Beneficially
Owned by      8.       Shared voting power
Each                        Not Applicable
Reporting
Person            9.      Sole dispositive power
                                556,000 shares of Common Stock, $.001 par value

                    10.       Shared dispositive power
                                Not Applicable

11.               Aggregate amount beneficially owned by each reporting person
                    556,000 shares of Common Stock, $.001 par value

12.          Check box if the aggregate amount in row (11) excludes certain
shares        [  ]
              Not Applicable

13.          Percent of class represented by amount in row (11)
               14.1%

14.         Type of reporting person
               IN


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Item 1.       This statement relates to the Common Stock, $.001 par value (the
                  "'Common Stock") of Telscape International, Inc. ("Telscape") whose principal executive offices are located at:

                                4635 Southwest Freeway, Suite 800
                                             Houston, Texas  77027

Item 2.        The person filing this statement is Eugene Scott Crist.  His business address is 4635 Southwest Freeway, Suite 800, Houston, Texas 77027. Mr. Crist is the CEO and President of Telscape International, Inc., a Texas corporation. During the last five years, Mr. Crist has not been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Crist is a citizen of the United States of America.

Item 3.         Pursuant to a Stock Purchase Agreement ("Agreement"), Mr. Crist
                    and Delaware Charter Guarnantee & Trust Company (F/B/O E. Scott Crist) ("Trust") acquired 425,000 shares of Telscape Common Stock along with a Series A Common Stock Warrant for the purchase of 300,000 shares of Common Stock and a Series B Common Stock Warrant for the purchase of 65,000 shares of Common Stock for total consideration of $973,850. Mr. Crist funded the acquisition out of personal funds.

Item 4.        The purpose of the acquisition of securities is solely for investment.

Item 5.        (a) Mr. Crist individually and through Trust beneficially owns
                   556,000 shares of Common Stock of Telscape or 14.1% of the 3,935,969 shares issued and outstanding as of January 28,
                   1997.   The number of shares beneficially owned excludes
                   the shares of Common Stock issuable upon exercise of the
                  Series A Common Stock Warrants and the Series B Common
                  Stock Warrants as the rights represented thereby are subject to vesting upon the attainment by Telscape of certain financial objectives which are not anticipated to occur within the next 60 days.

                (b) Mr. Crist has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 556,000 shares of Common Stock of Telscape.

               (c) Other than as described herein, there were no transactions in the Common Stock of Telscape effected during the past sixty days by Mr. Crist.

               (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities reported herein.

                                                   3
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              (e) Mr. Crist recently became a beneficial owner of more than five percent of Common Stock of Telscape; accordingly, item 5(e) is not applicable.

Item 6.   There are no material contracts, understanding, or relationships other than as described in Item 3, which information is incorporated herein by reference.

Item 7.    Not Applicable




<B>Signature<b>

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



1/31/97                                                 /s/  Eugene Scott Crist
------------------------------------             ------------------------------
Date                                                     Eugene Scott Crist



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